Exhibit 99.1

NorZinc Announces Intention to Terminate SEC Reporting Obligations

NZC-TSX
NORZF-OTCQB

VANCOUVER, Feb. 25, 2020 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") announces it will voluntarily file a Form 15F with the United States Securities and Exchange Commission (the "SEC") to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its reporting obligations under Section 13(a) of the Exchange Act.

Management of the Company is of the view that the costs associated with continuing the registration and reporting under the Exchange Act outweigh the benefits received by the Company from maintaining its registration.

The termination will become effective 90 days after the date of filing of the Form 15F with the SEC, or within such shorter period as the SEC may determine. Upon filling of the Form 15F, the Company's reporting obligations under the Exchange Act will be immediately suspended, including its obligations to file annual reports on Form 20-F and reports on Form 6-K.

The Company's common shares are currently quoted on the OTCQB, operated by OTC Markets Group Inc. After filing of the Form 15F, the Company expects its common shares to continue to be quoted on the OTCQB under the ticker symbol "NORZF".

The Company's shares will continue to trade on the TSX, and the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. All of the Company's filing can be found at the SEDAR website at www.sedar.com.

About NorZinc

NorZinc is a TSX-listed mine development Company trading under the symbol "NZC". NorZinc is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. NorZinc also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

Neither the Toronto Stock Exchange, nor its Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, statements regarding the Company's trading on the TSX and the OTCQB, and the timing for termination of SEC reporting obligations. In making the forward-looking statements in this release, the Company has applied certain factors and assumptions that the Company believes are reasonable, including that the Company is able to obtain regulatory approval for the SEC deregistration, that market makers will continue to make a market in the Company's common shares and that the Company will continue to meet the listing standards of the TSX and the trading standards of the OTCQB. However, the forward-looking statements in this release are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements. Such uncertainties and risks include, among others, the SEC objecting to the submission of the Form 15F, as well as all of the risk factors described in the Company's most recent Form 20-F/Annual Information Form and Management's Discussion & Analysis on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law.

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SOURCE NorZinc Ltd.

View original content: http://www.newswire.ca/en/releases/archive/February2020/25/c1912.html

%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; Tollfree: 1-866-688-2001; E-mail: invest@norzinc.com; Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 16:58e 25-FEB-20